# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Firefly Aerospace Inc., CIK 0001860160
CUSIP: 31816X106
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 2203 SCOTTSDALE DRIVE, LEANDER, Texas (TX), 78641
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001880792

## Reporting persons
- AeroEquity GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 50,805,752; sole dispositive power 0; shared dispositive power 50,805,752; aggregate amount beneficially owned 50,805,752 (30.3% of the class)
  Comment: Represents 50,705,432 shares of Common Stock, par value $0.0001 per share, of the Issuer ("Common Stock"), and 100,320 shares of Common Stock issuable upon exercise of warrants.
  Calculated based on 167,404,645 shares of Common Stock outstanding as of August 6, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 11, 2026, (the "Form 10-Q") with the SEC, as increased by 100,320 shares of Common Stock issuable upon exercise of warrants.
- Mitsui & Co., LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 2,063,762; sole dispositive power 2,063,762; shared dispositive power 0; aggregate amount beneficially owned 2,063,762 (1.2% of the class)
  Comment: Calculated based on 167,404,645 shares of Common Stock outstanding as of August 6, 2026, as reported on the Issuer's Form 10-Q filed with the SEC.
- Marc Allen Weiser: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 903,565; sole dispositive power 0; shared dispositive power 903,565; aggregate amount beneficially owned 903,565 (0.5% of the class)
  Comment: Calculated based on 167,404,645 shares of Common Stock outstanding as of August 6, 2026, as reported on the Issuer's Form 10-Q filed with the SEC.

## Item 1. Issuer
Name of issuer: Firefly Aerospace Inc.
Address of issuer's principal executive offices: 2203 SCOTTSDALE DRIVE, LEANDER, TX, 78641

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":
(i) AeroEquity GP, LLC
(ii) Mitsui & Co., LTD.
(iii) Marc Allen Weiser
Address of principal business office or, if none, residence:
AeroEquity GP, LLC: 6700 Broken Sound Pkwy NW, Boca Raton, FL 33487

Mitsui & Co., LTD.: 2-1, OTEMACHI 1-CHOME, CHIYODA-KU, TOKYO, Japan, 100-8631

Marc Allen Weiser: 320 N. Main St, Suite 400, Ann Arbor, MI 48104
Citizenship: See response to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition:
See responses to Item 8 on each cover page.

The reported securities are directly held as follows:
33,016,575 shares of Common Stock are directly held by Glow NS Holdings, LLC;
17,688,857 shares of Common Stock and 100,320 warrants are directly held by Glow Holdings Aggregator, LLC (together with Glow NS Holdings, LLC, the "AE Holders");
2,063,762 shares of Common Stock are directly held by Mitsui & Co., LTD.;
151,970 shares of Common Stock are directly held by BGW Ventures IV, LP;
101,326 shares of Common Stock are directly held by RPM Ventures IV, L.P.;
227,197 shares of Common Stock are directly held by WFI Equity, LLC;
418,017 shares of Common Stock are directly held by WFI Venture Capital LLC; and
5,055 shares of Common Stock are directly held by BFI Equity LLC (together with BGW Ventures IV, LP, RPM Ventures IV, L.P., WFI Equity, LLC and WFI Venture Capital LLC, the "Weiser Holders").

AeroEquity GP, LLC is the ultimate General Partner of each of the AE Holders and therefore may be deemed to have voting and dispositive power over 50,705,432 shares of Common Stock and 100,320 shares of Common Stock issuable upon exercise of 100,320 warrants, representing 50,805,752 aggregate shares of Common Stock directly held by the AE Holders in the aggregate.

Mitsui & Co., LTD. directly holds and therefore has voting and dispositive power over 2,063,762 shares of Common Stock.

Marc Allen Weiser is the Managing Member of the Weiser Holders, and, therefore, Mr. Weiser may be deemed to have voting and dispositive power over the 903,565 aggregate shares of Common Stock directly held by such entities in the aggregate.

As a result of the Director Nomination Agreement (the "Director Nomination Agreement"), dated as of August 6, 2025, by and among the Issuer and each of the Reporting Persons (a copy of which is filed as Exhibit 10.15 to the Issuer's Annual Report on Form 10-K filed with the SEC on March 20, 2026), the AE Reporting Persons, Thomas Markusic, Mitsui & Co., LTD. and Marc Allen Weiser previously may have been deemed to constitute a group for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On June 1, 2026, following the completion of an underwritten offering of shares of the Common Stock by the AE Holders (the "Offering") and pursuant to the terms of the Director Nomination Agreement, each of Thomas Markusic, Mitsui & Co., LTD. and Marc Allen Weiser were released from their obligations under the Director Nomination Agreement and, therefore, no longer may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Exchange Act. Accordingly, each of Mitsui & Co., LTD. and Marc Allen Weiser no longer has any reporting obligations with respect to Section 13(d) or 13(g) of the Exchange Act, and this amendment to Schedule 13G constitutes an exit report for each of these Reporting Persons. Notwithstanding the foregoing, nothing in this filing shall be deemed an admission of membership in any such group or of ownership of the reported securities for purposes of Section 13(d) or Section 13(g) of the Exchange Act.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each of the AE Holders, Thomas Markusic, Mitsui & Co., LTD. and Marc Allen Weiser was party to the Director Nomination Agreement. Following the completion of the Offering and pursuant to the terms of the Director Nomination Agreement, each of Thomas Markusic, Mitsui & Co., LTD. and Marc Allen Weiser are no longer party to the Director Nomination Agreement and, therefore, may no longer be deemed to constitute a group with the AE Reporting Persons for purposes of Section 13(d) or 13(g) of the Exchange Act. Any further filings with respect to ownership of shares of Common Stock will be filed, if required, by the Reporting Persons in their individual capacity. Notwithstanding the foregoing, nothing in this filing shall be deemed an admission of membership in any such group or of ownership for purposes of Section 13(d) or Section 13(g) of the Exchange Act.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of November 14, 2025 incorporated into this Schedule 13G by reference to Exhibit A of the initial 13G filed on November 14, 2025.

## Signatures
- AeroEquity GP, LLC: /s/ Kirk Konert, Kirk Konert / Authorized Signatory (08/14/2026)
- Mitsui & Co., LTD.: /s/ Yuichi Nagata, Yuichi Nagata / General Manager, Aerospace Business Div. (08/14/2026)
- Marc Allen Weiser: /s/ Marc Allen Weiser, Marc Allen Weiser (08/14/2026)